Free Writing Prospectus dated November 14, 2022

Relating to Prospectus dated November 14, 2022

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-268340

Portillo’s Inc. Announces Offering of Class A Common Stock in “Synthetic Secondary” Transaction

CHICAGO, IL November 14, 2022 – Portillo’s Inc. (“Portillo’s” or the “Company”) (Nasdaq: PTLO), the fast-casual restaurant concept known for its menu of Chicago-style favorites, today announced the launch of an underwritten public offering of 8,000,000 shares of Portillo’s Class A common stock (“Class A common stock”). The underwriters have a 30-day option to purchase up to an additional 1,200,000 shares of Class A common stock.

Portillo’s expects to use the net proceeds from the proposed offering to (a) purchase limited liability company units of PHD Group Holdings LLC held by existing holders and (b) repurchase shares of Class A common stock from certain existing holders, each in a “synthetic secondary” transaction. As a result, Portillo’s will not receive any proceeds from this offering. Upon close of the transaction, the total number of shares of the Company’s Class A common stock and the Company’s Class B common stock will remain the same; however, the amount of shares of Class A common stock will increase by the same amount of the decrease in the number of shares of Class B common stock.

BofA Securities and Jefferies are acting as the underwriters of the offering.

The underwriters propose to offer the shares of common stock from time to time for sale in one or more transactions on the Nasdaq, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The offering is being made pursuant to an effective shelf registration statement (including a prospectus) filed by Portillo’s with the Securities and Exchange Commission (“SEC”) to which this communication relates. Before you invest, you should read the prospectus in the shelf registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. The offering will be made only by means of a free writing prospectus, the prospectus and the related prospectus supplement. A copy of the free writing prospectus, the prospectus and the related prospectus supplement relating to the offering may be obtained, when available, by visiting the SEC’s website at www.sec.gov. Copies of the free writing prospectus, the prospectus and the related prospectus supplement for the offering may also be obtained, when available, by contacting BofA Securities at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at 877-821-7388 or by email at Prospectus_Department@Jefferies.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Portillo’s

In 1963, Dick Portillo invested $1,100 into a small trailer to open the first Portillo’s hot dog stand in Villa Park, IL, which he called “The Dog House.” Since, Portillo’s (NASDAQ: PTLO) has grown to include more than 70 restaurants across nine states. Portillo’s is best known for its Chicago-style hot dogs, Italian beef sandwiches, char-grilled burgers, fresh salads and famous chocolate cake. Download the Portillo’s App for iOS or Android or visit the Portillo’s website to order ahead and get the best dill on these bun-believably delicious Chicago-style favorites and more. Portillo’s also ships food to all 50 states via its website.

Investor Contact:

Barbara Noverini

Investors@portillos.com

Media Contact:

ICR, Inc.

PortillosPR@icrinc.com